September 8, 2009
VIA EDGAR AND FACSIMILE
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Natuzzi S.p.A. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed June 29, 2009 File No. 1-11854
Dear Ms. Blye:
We refer to your letter setting forth some comments from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) concerning the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “20-F”) of Natuzzi S.p.A. (“Natuzzi” or the “Company”).
This letter sets forth Natuzzi’s response to the Staff’s comments. For ease of reference, we have included the Staff’s comments in italicized text prior to each response.
General
1.	We note a November 2008 news article in which the general manager of Acropole, a Syrian furniture store, is quoted as saying that he recently began importing Natuzzi furniture from Italy. We also note statements on the website of Lebanon’s Citi-Furniture that Natuzzi supplies them and that Citi-Furniture operates two showrooms in Syria. Finally, we note that your 20-F does not include discussion of Syrian-related operations.

Syria is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to Syria, and any agreements, commercial arrangements, or other contracts you have had with the Syrian government or entities controlled by that government.

Securities and Exchange Commission
September 8, 2009

Response
Prior to 2008, Natuzzi had no commercial contacts or any other direct or indirect arrangements with Syria, whether directly or indirectly through affiliates or distributors. In 2008, during its participation in International Furniture Fairs (“IFFs”), which are regularly held trade exhibitions for the furniture industry in several cities in Europe (e.g., Cologne, Germany or Milan, Italy), Natuzzi received purchase orders for certain pieces of Natuzzi brand and Italsofa brand furniture from Al Jaroudi Bros. (“AJB”), the owners of the Acropole store highlighted in the above-mentioned press report. Based on the standard operating procedure at the IFFs, Natuzzi invoiced AJB for the merchandise orders and only delivered the furniture after the invoices had been paid by AJB. In 2008, Natuzzi invoiced AJB and collected amounts totaling € 46,362 (comprised of € 26,807 for Italsofa brand furniture and € 19,555 for Natuzzi brand furniture).
During IFFs in Europe for 2009, Natuzzi again received purchase orders from AJB and additionally received a very small order from another Syrian company. As of September 1, 2009, Natuzzi has invoiced and collected payment from AJB for Italsofa brand furniture in the amount of € 30,141. As of such date, Natuzzi has invoiced but is still awaiting payment (and therefore has made no merchandise deliveries) from the following entities for the following amounts: (i) from AJB, a total of € 30,330 (€ 12,438 for Italsofa brand furniture and € 17,892 for Natuzzi brand furniture); and (ii) from the other Syrian company, a total of € 2,818 for Natuzzi brand furniture.
Aside from the above-mentioned orders, whose lack of materiality on both a quantitative and qualitative basis will be discussed in more detail in the response to Comment 3, Natuzzi has had no other commercial contacts with Syrian individuals or companies. In addition, Natuzzi has not had, nor has any plans to have, any commercial contacts with the government of Syria or with any entities controlled by that government. To the best of Natuzzi’s knowledge, AJB and the other Syrian company are independent dealers who are not controlled by, owned or otherwise related to the government of Syria.
Natuzzi further notes that the demand for quality, designer goods of the type Natuzzi produces is increasing in Syria, and Natuzzi may consider opportunities to increase its sales volume of furniture and related products in the future. In any event, Natuzzi does not expect that its sales or activities in Syria will constitute a material portion of its total sales or assets in the foreseeable future. If Natuzzi’s activities or sales in Syria were to change materially from their current levels, Natuzzi will evaluate its disclosure obligations under the federal securities laws of the United States, taking into account the quantitative and qualitative considerations set forth in the response to Comment 3 below.
With respect to sales of Natuzzi furniture by Citi-Furniture (as mentioned in the press article referenced by the Staff in its comment), the Company notes that its current policy is to sell its products to entities in a particular country that will only sell such products within such country. To the best of Natuzzi’s knowledge, there are no Lebanese entities (including Citi-Furniture) presently acquiring Natuzzi products in Lebanon and reselling them in Syria. Furthermore, Natuzzi has no reason to believe that its current sales to Citi-Furniture are intended for sale in Syria in light of the fact that all merchandise purchased by Citi-Furniture is delivered to Lebanon and not to Syria or elsewhere.

Securities and Exchange Commission
September 8, 2009

2.	We note from disclosure throughout your 20-F that you conduct operations in the Middle East, a regional reference generally understood to encompass Iran and Sudan. Those countries also are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Provide the same types of information regarding any contacts with those countries as is requested in the foregoing comment regarding contacts with Syria.
Response
Similar to the discussion of Syrian contacts from the response to Comment 1 above, Natuzzi’s contacts with Iran in the past have been limited to receiving purchase orders at IFFs in Europe and then delivering merchandise upon payment of the respective invoices. In the past three fiscal years (2006, 2007 and 2008), Natuzzi has received purchase orders at IFFs for the following amounts (in Euros) from Iranian furniture dealers and has delivered furniture to such entities upon payment of the respective invoice:

Brand of Furniture	2006	2007	2008	Total
Natuzzi	160,437	127,299	65,508	353,244
Italsofa	123,678	71,615	118,812	314,105

Total	284,115	198,914	184,320	667,349
During IFFs for 2009, Natuzzi received purchase orders from only one Iranian furniture dealer. As of September 1, 2009, Natuzzi has invoiced but is still awaiting payment (and therefore has made no merchandise deliveries) for a total of € 87,547 (€ 43,752 for Italsofa brand furniture and € 43,795 for Natuzzi brand furniture).
Aside from the above-mentioned orders, whose lack of materiality on both a quantitative and qualitative basis will be discussed in more detail in the response to Comment 3, Natuzzi has had no other commercial contacts with Iranian individuals or companies. In addition, Natuzzi has not had, nor has any plans to have, any commercial contacts with the government of Iran or with any entities controlled by that government. To the best of Natuzzi’s knowledge, all of the Iranian entities to whom Natuzzi has sold furniture since 2006 are independent dealers who are not controlled by, owned or otherwise related to the government of Iran.
Natuzzi does not anticipate any material change in its contacts with Iran in the foreseeable future. If Natuzzi’s activities or sales in Iran were to change materially from their current levels, Natuzzi will evaluate its disclosure obligations under the federal securities laws of the United States, taking into account the quantitative and qualitative considerations set forth in the response to Comment 3 below.
Natuzzi has not had, does not have, and does not anticipate having any contacts with Sudan or with any Sudanese entities.

Securities and Exchange Commission
September 8, 2009

3.	Please discuss the materiality of any contacts with Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Iran, Sudan, and Syria.
Response
As described in more detail below, Natuzzi does not consider its interests in and dealings with individuals or companies in Syria and Iran, either individually or in the aggregate, as constituting a material investment risk for its security holders, notwithstanding the fact that Syria and Iran are included in the U.S. State Department’s list of state sponsors of terrorism (as discussed in the response to Comment 2 above, Natuzzi does not have any contacts of any kind with Sudan and therefore the following response will focus solely on Iran and Syria). Natuzzi has considered both quantitative and qualitative factors in reaching this conclusion. Furthermore, in making this assessment, Natuzzi is aware of, and has taken into account, the types of divestment policies referenced by the Staff in its above Comment.
Materiality Standard
In a May 8, 2001 letter from then-Acting SEC Chairman Laura Unger to U.S. Congressman Frank Wolf, dealing with this issue, Unger noted that “the Supreme Court has held [in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)] that information is material if a reasonable investor would be substantially likely to consider that information significant in making an investment decision.” In addition, a memorandum from David Martin, Director of the SEC’s Division of Corporation Finance, informing Acting Chairman Unger’s letter and also dated May 8, 2001, states that, “[i]n assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company’s profitability and financial outlook” and that “[i]f it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, this risk would need to be disclosed if the sanctions were likely to have a material impact on the company.” Natuzzi notes that the webpage for the Office of Global Security Risk on the SEC’s website states that the SEC is “committed to maintaining the materiality standard as the basis for our disclosure-based approach.”
As explained below, in both quantitative and qualitative terms, Natuzzi believes that its activities with regard to Syria and Iran do not represent, either individually or in the aggregate, a material investment risk for its security holders.

Securities and Exchange Commission
September 8, 2009

Quantitative Considerations
Based on quantitative considerations, Natuzzi does not believe that its activities in and contacts with Iran and Syria constitute a material part of its operations. In the past three fiscal years (2006, 2007 and 2008), Natuzzi’s total net sales totaled € 735.4 million, € 634.4 million and € 666.0 million, respectively. The chart below illustrates the amount of sales for each of Iran and Syria (in Euros) as well as the percentage of Natuzzi’s total net sales accounted for by sales to Iran and Syria in the past three fiscal years:

				Three-year
Country	2006	2007	2008	Average
Iran	284,115	198,914	184,320	222,450
Percentage of Total Net Sales	0.039%	0.031%	0.028%	0.033%
Syria	0	0	46,362	15,454
Percentage of Total Net Sales	0.0%	0.0%	0.007%	0.002%
Combined Sales	284,115	198,914	230,682	237,904
Combined Percentage of Total Net Sales	0.039%	0.031%	0.035%	0.035%
Considering that the combined sales for Iran and Syria have never exceeded one-tenth of one percent of Natuzzi’s total net sales in any of the prior three years (or, indeed, at any point in the Company’s history), Natuzzi does not believe that its activities in and contacts with Iran and Syria constitute a material part of its operations. Furthermore, Natuzzi has no subsidiaries in either Iran or Syria, and the Company does not presently have any assets, liabilities or projected revenue (other than as discussed in the responses to Comments 1 and 2) associated with either Iran or Syria.
Qualitative Considerations
With respect to qualitative considerations, the Company does not believe that a reasonable investor would consider Natuzzi’s interests and activities to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature. Aside from the immaterial value of these interests and the minimal extent and nature of these activities, Natuzzi is not a U.S. person and it does not import any goods or services from Iran or Syria into the U.S. or export or reexport any goods or services from the U.S. to Iran or Syria. Therefore, there are no U.S. sanctions to which Natuzzi would be subject as a result of its very limited Iranian and Syrian interests.

Securities and Exchange Commission
September 8, 2009

Notwithstanding the fact that Iran and Syria are included on the U.S. State Department’s list of state sponsors of terrorism, Natuzzi believes that these extremely limited interests and activities in Iran and Syria could not reasonably lead to any perception on the part of customers, investors, employees, creditors or the public that such activities would materially affect Natuzzi’s business, financial results or its reputation. For instance, Natuzzi notes that many of the divestment initiatives to which the Staff alludes are targeted at companies who do business directly with the governments of Iran, Syria or Sudan, or who do business in areas that may benefit such governments, such as oil extraction and production or the manufacture and sales of weapons or weapons technologies. As stated above, Natuzzi does not do business directly with the governments of Iran or Syria (or, to the best of the Company’s knowledge, indirectly with such governments through the furniture dealers described in the responses to Comments 1 and 2 above), and to the extent divestment policies target specific business areas, Natuzzi’s business of producing quality, designer furniture is not one of such targeted businesses.
Therefore, in light of the quantitative and qualitative analysis discussed above, Natuzzi does not believe that its very limited contacts and activities in Iran and Syria constitute a material investment risk for Natuzzi’s security holders.
*            *            *
Per your request, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We hope that our responses adequately address the Staff’s comments. If you have questions concerning this letter or need further assistance, please do not hesitate to contact Silvia Di Rosa, Vice President of Investor Relations & Financial Marketing for Natuzzi, at +39 02 3657 9810 or our U.S. securities law counsel, Francisco L. Cestero of Cleary Gottlieb Steen & Hamilton LLP, at +39 06 6952 2600.

Very truly yours,
/s/ Pasquale Natuzzi

Pasquale Natuzzi Chairman of the Board of Directors and Chief Executive Officer Natuzzi S.p.A.

cc:	Ms. Pamela Long, Securities and Exchange Commission
Ms. Silvia Di Rosa, Natuzzi S.p.A.
Mr. Francisco L. Cestero, Esq., Cleary Gottlieb Steen & Hamilton LLP